# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Splash Beverage Group, Inc., CIK 0001553788
CUSIP: 84862C302
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1314 E Las Olas Blvd., Suite 221, Ft. Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 07/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002094673

## Reporting persons
- Aida Aragon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 150,000; shared voting power 0; sole dispositive power 150,000; shared dispositive power 0; aggregate amount beneficially owned 150,000 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Splash Beverage Group, Inc.
Address of issuer's principal executive offices: 1314 E Las Olas Blvd., Suite 221, Ft. Lauderdale, Florida 33301

## Item 2. Person Filing
Name of person filing: Aida Aragon
Address of principal business office or, if none, residence:
1314 E Las Olas Blvd., Suite 221
Ft. Lauderdale, Florida 33301
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The amounts in Row (5), (7) and (9) consist of 150,000 warrants to purchase shares of common stock with an exercise price of $0.80 per share. The percentage set forth on Row (11) of the cover page for the reporting person is based on 2,414,226 shares of common stock outstanding as of October 17, 2025.
Percent of class: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Sole power to vote or to direct the vote: 150,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 150,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Aida Aragon is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Aida Aragon: /s/ Aida Aragon, Aida Aragon, individually (11/06/2025)